

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2015

Via E-mail
Mr. Ron Daems
President, Chief Executive Officer
Strata Oil & Gas Inc.
10010-98 Street
PO Box 7770
Peace River, Alberta
Canada T8S 1T3

> **Re:** **Strata Oil & Gas Inc.**
> **Form 20-F for the Fiscal Year ended December 31, 2013**
> **Response Dated January 12, 2015**
> **File No. 000-50934**

Dear Mr. Daems:

We have reviewed your January 12, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 12, 2014 letter.

Form 20-F for the Fiscal Year ended December 31, 2013

Information on the Company, page 14

Planned Work by the Company for 2014, page 24

1. We have read your response to prior comment 1, describing the circumstances under which you have included disclosures of resources other than reserves, and your view of the exception to the general rule prohibiting such disclosure outlined in the Instruction to Item 1202 of Regulation S-K. You state that you are required to include disclosures of resources "in connection with [your] oil and gas activities under NI 51-101."

It is our understanding, however, that reporting issuers who file under the Canadian NI 51-101 are not required to disclose resources other than reserves except in prospectus offerings. We base our position upon our reading of the Canadian Companion Policy 51-101CP Sections 2.5 Item (4) and 5.5 Item (1). Section 2.5 Reporting Issuer With No Reserves, Item (4) Other NI 51-101 Requirements states "NI 51-101 does not require reporting issuers to disclose anticipated results from their resources." Specifically, Section 5.5 Disclosure of Resources Other than Reserves, Item (1) Disclosure of Resource Generally indicates that the "disclosure of resources, excluding proved and probable reserves, is not mandatory under NI 51-101, except that a reporting issuer must make disclosure concerning its unproved properties and resource activities in its annual filings as described in Part 6 of Form 51-101F1." Part 6 of NI 51-101F1 does not require disclosure of the estimates of resources other than reserves.

These points are reiterated in the annual Oil and Gas Review Report issued by the Alberta Securities Commission in December 2014. Section 2.2 of that report entitled Contingent Resources and Prospective Resources states "under NI 51-101, the disclosure of resources other than reserves is optional, except with respect to prospectus offerings."

As noted in prior comment 1, the Instruction to Item 1202 of Regulation S-K generally prohibits disclosure in any document publicly filed with the Commission, unless such information is required to be disclosed in the document by foreign or state law. Upon consideration of the applicable guidance issued by the Alberta Securities Commission, including the requirements in the NI 51-101 and the Companion Policy 51-101CP, we do not see adequate rationale for your disclosures of resources other than reserves in your filing on Form 20-F. Therefore, unless you can provide us with further support, we believe that you should revise your disclosures to remove information relating to resources, as previously referenced on pages 24 through 32.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with any questions regarding the comments. Please contact (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant